UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On June 17, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) announced that the board of directors of the Company (the “Board”) unanimously ratified and approved the immediate suspension of active business operations of its indirect subsidiary, PT Walletku Indompet Indonesia (together with its subsidiaries, “WalletKu”), operating in the digital payments and airtime distribution sector in Indonesia, due to an ongoing lack of working capital and the permanent forfeiture of its commercial status as an Authorized Indosat Distributor. The Board further ratified and approved the termination of all of WalletKu’s remaining workforce, the settlement of outstanding third-party vendor debts related to the operation of WalletKu, and the suspension of all business activities pending the full discharge of WalletKu’s outstanding financial liabilities. The Company has authorized the allocation of up to US$150,000 from the holding company level, to be deployed periodically through September 2026, for the settlement of WalletKu’s employee severance liabilities and outstanding third-party debts. As disclosed in the Company’s FY2025 financial results, WalletKu’s local airtime revenues declined 46.9% year-over-year to US$7.7 million, and WalletKu’s net loss was US$0.45 million for FY2025. The Board and management of the Company believe that the cessation of WalletKu’s legacy airtime distribution operations, which had experienced significant revenue declines, is expected to contribute to an improvement in group-level loss metrics. While the Company believes that a fully capitalized and operational WalletKu may have represented a positive contributor to the Company’s business, the Board determined that the suspension of active business operations in the current circumstances was in the best interests of the Company and its shareholders.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K, including Exhibit 99.1 hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the expected impact of the suspension of WalletKu’s operations on the Company’s financial results and loss metrics, the settlement of WalletKu’s employee severance and third-party creditor obligations, the potential resumption of operations under the WalletKu entity, future operations of certain segments of the Company, and the Company’s ongoing restructuring activities. Important factors that could cause actual results to differ materially are included in Currenc’s filings with the U.S. Securities and Exchange Commission. Currenc undertakes no obligation to update any forward-looking statements except as required by applicable law.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release of Currenc Group Inc., dated June 24, 2026, titled “Currenc Group Executes Strategic Restructuring of Indonesian WalletKu Subsidiary to Refocus on High-Growth AI & Web3 Roadmap”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer